[LETTERHEAD OF KIRKPATRICK & LOCKHART NICHOLSON GRAHAM LLP]

August 18, 2006

Via Edgar and Facsimile (202) 772-9204

H. Christopher Owings, Esq.
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
450 5th Street, N.W.
Washington D.C. 20549-0306

Re	Skins Inc. Amendment No. 1 to Registration Statement on Form SB-2 Filed on June 30, 2006 File No. 333-133406 Form 10-QSB For Fiscal Quarter Ended March 31, 2006 Filed June 6, 2006 File No. 0-51119

Dear Mr. Owings:

On behalf of Skins Inc., a Nevada corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Amendment No. 2 (“Amendment No. 2”) to Form SB-2 originally filed April 19, 2006, and as amended by Amendment No. 1 on June 30, 2006 (Amendment No. 1”). We are also forwarding to you via Federal Express courtesy copies of this letter and Amendment No. 2, in a clean and marked version to show changes from Amendment No. 1. We have been advised that changes in Amendment No. 2 from Amendment No. 1, as submitted herewith in electronic format, have been tagged.

Based upon the Staff’s review of the Amendment No. 1, the Commission issued a comment letter dated July 20, 2006. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Amendment No. 1 to Registration Statement on Form SB-2

Prospectus Summary, page 1

1.
Comment: We note your use of defined terms that are clear from the context. For example, in the first paragraph of your Prospectus Summary and in the first paragraph of your Management’s Discussion and Analysis or Plan of Operation. Please revise your prospectus to delete these unnecessary terms.

BOSTON ● DALLAS ● HARRISBURG ● LONDON ● LOS ANGELES ● MIAMI ● NEWARK ● NEW YORK ● PALO ALTO ● PITTSBURGH ● SAN FRANCISCO ● WASHINGTON

H. Christopher Owings, Esq.
August 18, 2006

Response: We respectfully note your comment and have revised the registration statement to omit unnecessarily defined terms, such as in the first paragraph of the Prospectus Summary and the Management’s Discussion and Analysis or Plan of Operation.

We will need to raise additional..., page 5

2.
Comment: Please revise to eliminate the disclosure concerning the private placement conducted in March since it mitigates the point of the risk. Further, please provide a separate risk factor that discloses the risk associated with the fact that your auditors have raised substantial doubt as to your ability to continue as a going concern.

Response: We respectfully note your comment and have omitted reference to the private placement. We have also added a risk factor with the heading that begins, “Our independent registered public accountants.”

Special Note Regarding Forward-Looking Statements, page 14

3.
Comment: We note your reference to the Private Securities Litigation Reform Act here and on page 16 in your Management’s Discussion and Analysis or Plan of Distribution disclosure. Section 27A(b)(1)(C) of the Securities Act of 1933 expressly states that the safe harbor for forward looking statements does not apply to statements made with respect to the business or operation of an issuer if the issuer issues penny stock. Please delete references to the Litigation Reform Act.

Response: We respectfully note your comment and have omitted all references to the PSLRA.

Planned Operations, page 19

4.
Comment: Please provide a discussion and analysis of your operating expenses and results of operations for the year ended December 31, 2005 and the period from inception on May 18, 2004 to December 31, 2004.

Response: We respectively note your comment and have included a discussion of the Company’s operating expenses and results of operations for the year ended December 31, 2005 and the period from inception on May 18, 2004 to December 31, 2004.

Financial Statements, page F-1

5.
Comment: We reviewed your response to comment 27. It does not appear you have revised your disclosure to address our comment. Please revise your financial statements to retroactively reflect the change in capitalization of Skins Footwear for all periods presented. In doing so, the equivalent number of shares of common stock of Logicom received in the exchange by the stockholders of Skins Footwear should be allocated to the capital transactions of Skins Footwear, members’ capital transactions should be reclassified to common stock and additional paid-in capital and the shares retained by Logicom shareholders should be reflected as issued on March 20, 2006 in return for the net assets of Logicom. Please also disclose in the fifth paragraph under “Basis of Presentation, Organization and Other Matters” in Note 1 on page F-7 that the capital structure of the consolidated enterprise, being the capital structure of the legal parent, is different from that appearing in the financial statements of Skins Shoes, LLC and Skin Shoes, Inc. in earlier periods due to the recapitalization. In addition, please provide us with the balance sheets of Skins Footwear and Logicom, Inc. immediately prior to the exchange transaction.

H. Christopher Owings, Esq.
August 18, 2006

Response: We respectfully note your comment and have revised the disclosures to reflect the Share Exchange Transaction as a capital transaction on March 20, 2006. We revised the Statement of Stockholders’ Equity to retroactively reflect the change in capitalization of Skins Footwear for all periods presented. We also explained the difference between the capital structure of the parent and what appears on the financial statements of Skins Shoes, LLC and Skin Shoes, Inc. in paragraph 5 of Note 1. We hereby supplementally provide Appendix Nos. 1 and 2, attached hereto, which contains the balance sheets of Skins Footwear and Logicom, Inc. immediately prior to the exchange transaction.

Report of Independent Registered Public Accounting Firm, page F-2

6.
Comment: We note that the report of your accountants reflects their opinion on the financial statements of Skin Shoes, LLC and Skin Shoes, Inc. However, the financial statements beginning at page F-3 are identified as those of Skins Inc. and Subsidiary. Please request your independent accountants to provide a report that refers to the financial statements included in the filing.

Response: We respectfully note your comment and the Company’s independent registered public accounting firm has updated their report to refer to the financial statements included in the filing.

Consolidated Statements of Operations, page F-4

7.
Comment: We note your response to comment 29. and the revisions to your disclosure. It does not appear that the number of shares used in the computations of net loss per share for each period presented represent weighted averages after giving retroactive effect to the recapitalization. Please revise to reflect the weighted average number of shares based on the equivalent number of shares of common stock outstanding after giving retroactive effect to the recapitalization. Please refer to the comment above regarding the recapitalization. Please also revise your disclosure in Net Loss per Common Share on page F-9 as appropriate. In addition, please disclose that the weighted average number of shares does not include the shares held in escrow that are contingently returnable. Finally, please provide us with a copy of your calculations of the weighted average number of shares outstanding for each period presented.

Response: We respectfully note your comment and have revised our computations of net loss per share to reflect the recapitalization retroactively. We have not included the shares held in escrow in our weighted average computations based on the guidance in paragraph 10 of FAS 128, Earnings Per Share. We also revised the Company’s Net Loss Per Common Share disclosure under Note 2 Summary of Significant Policies disclosures accordingly. We hereby supplementally provide Appendix No. 3, attached hereto, which reflects the Company’s weighted average share calculations for all periods.

H. Christopher Owings, Esq.
August 18, 2006

Consolidated Statements of Members’ Capital and Stockholders’ Deficiency, page F-5

8.
Comment: We reviewed your response to prior comment 32. However, upon the conversion of the non-taxable entity to a taxable corporation, the accumulated deficit should have been considered a return of capital to your members. Please revise to reflect the transfer of the accumulated deficit of Skins Footwear as of the date of merger into Skins Shoes, Inc. to additional paid-in capital to the extent of the amount of additional paid-in capital on the merger date. Given the concerns expressed in your response please discuss the transaction in more detail in Note 1 to your financial statements.

Response: We respectfully note your comment and revised the disclosures to reflect a transfer of the accumulated deficit of Skins Shoes, LLC as of date of merger, October 20, 2005, into Skins Shoes, Inc. to the extent of the balance included in additional paid in capital as of that date. We have updated Note 1 of our financial statements to describe this transaction.

9.
Comment: Please tell us why the shares of common stock repurchased and cancelled pursuant to the terms of the share exchange agreement are not reflected in the net shares issued in return for the net assets of Logicom.

Response: We respectfully note your comment and supplementally inform you that the repurchase and cancellation of 7,418,182 shares common stock for $100,000 pursuant to the terms of the share exchange agreement represent the repurchase of shares from a Logicom shareholder that were part of the shares that were assumed on March 20, 2006 (22,239,616 shares) as part of the reverse acquisition and therefore are not part of the 19,404,000 shares exchanged for Skin Shoes, Inc. common shares.

Consolidated Statements of Cash Flows, page F-6

10.
Comment: Cash assumed in connection with the reverse acquisition is viewed as the issuance of equity for the cash of the shell company. Please revise to classify the cash assumed in connection with the reverse acquisition as cash flows from financing activities as opposed to cash flows from investing activities.

Response: We respectfully note your comment and have reclassified the cash assumed in connection with the recapitalization from cash flows from investing activities to cash flows from financing activities on the Consolidated Statements of Cash Flows for the three months ended March 31, 2006.

H. Christopher Owings, Esq.
August 18, 2006

Note 2: Summary of Significant Accounting Policies, page F-8 Stock Options, page F-9

11.
Comment: We have reviewed you response to comment 33 in our letter dated May 16, 2006. Please be advised that a nonpublic entity that is not able to reasonably estimate fair value of its equity share options and similar instruments because it is not practicable for it to estimate the expected volatility of its share price shall make a policy choice of whether to measure its liabilities under share based payment arrangements at calculated value or at intrinsic value. Please refer to paragraph 38 of SFAS 123(R). This policy choice is not applicable to awards classified as equity instruments which should be valued at fair value or calculated value. Please refer to paragraphs 23 - 25 of SFAS 123(R). It appears that the stock options issued on October 24, 2005 should be classified as liability awards given that you did not have the ability to deliver the shares. If otherwise, please advise. However, it appears that the replacement awards granted on March 16, 2006 should be classified as equity awards. If so, please revise your financial statements to reflect the measurement of the awards at calculated value. Please refer to paragraph 56 of SFAS 123(R). Please also revise your disclosure to clarify that compensation expense from share-based liability awards is measured using the intrinsic value method and that compensation expense from share-based equity awards is measured at calculated value. In addition, please revise Note 9 on page F-12 to disclose the grant-date calculated value of the equity options granted on March 16, 2006, a description of the method used to estimate the calculated value of the awards, a description of the significant assumptions used to estimate the calculated value of the awards, the total incremental compensation expense from the cancellation and replacement of the awards and the total compensation expense related to non vested awards not yet recognized and the weighted average period over which it is expected to be recognized as of the latest balance sheet date. In addition, please provide separate disclosure for awards that are classified as equity and those classified as liabilities. Please refer to paragraph A240 of SFAS 123(R). Further, please tell us in detail how you determined the fair value of your common stock on October 24, 2005 and March 16, 2005. Specifically discuss any independent valuations or other valuation techniques or models you applied.

Response: We respectfully note your comment and have revised the disclosure reflecting the measurement of the awards in financial statements. We have classified the stock options issued on October 24, 2005 as liability awards and the replacement awards granted on March 16, 2006 as equity awards. We have revised our disclosure to clarify that compensation expenses from share-based liability awards were measured using intrinsic value method and that compensation expenses from share-based equity awards were measured at calculated value. We have revised Note 9 to disclose the grant-date calculated value of the equity options granted on March 16, 2006. We have described the method used to estimate the calculated value of the awards, the significant assumptions used to estimate the calculated value of the awards, the total incremental compensation expense from the cancellation and replacement of the awards, and the total compensation expense related to non vested awards not yet recognized and the weighted average period over which it was expected to be recognized as of the latest balance sheet date. We have referred to paragraph A240 of SFAS 123(R) and have provided separate disclosure for awards that are classified as equity and those classified as liabilities.

H. Christopher Owings, Esq.
August 18, 2006

We have determined the fair value of our common stock on October 24, 2005 to be $0.84, which was the price per share on the common stock that was offered in conjunction with the private placement offering (offering closed right before the Share Exchange Close on March 20, 2006). There was not an active market for the Company’s Common Stock on October 24, 2005 since it was a private entity, so the Company decided that the private placement offering was the best indicator of fair value because it was the price the investors were offering to purchase the Company’s stock. Our common stock closing price on the OTCBB was $0.80 on March 16, 2006, and we have determined that to be its fair value.

Derivative Instruments, page F-9

12.
Comment: We reviewed your response to comment 34 in our letter dated May 16, 2006. It appears that stock options granted to directors should be classified as liabilities pursuant to the requirements of SFAS 123(R) and are not subject to the provisions of EITF 00-19. Please refer to paragraph 3 of EITF 00-19 and the comment above regarding stock options. With respect to stock options granted to consultants, please tell us whether the services had occurred at the date of grant and why the options are subject to or not subject to the requirements of SFAS 123(R) on the grant date. If the options granted to consultants are subject to the requirements of FAS 123(R) please tell us how your accounting treatment complies with EITF 96-18. Also, it appears that the fair value of stock options issued to consultants should have been initially classified as a liability in accordance with SFAS 123(R) or EITF 00-19. Please tell us why the awards should not be classified as liabilities as of the date of grant. Otherwise, please revise the statements of members’ capital and stockholders’ deficiency to classify the additional paid-in capital discussed in your response to comment 33 in our letter dated May 16, 2006 as a liability as of the date of grant. In doing so, please also remove the offset related to the fair value of the option contracts. If applicable, please also revise your disclosure to separately disclose the liabilities related to option contracts issued to consultants subject to the requirements of EITF 00-19 and liability awards subject to the requirements of SFAS 123(R). Further, please tell us your basis in GAAP for measuring the fair value of the derivative instruments based on the fair value of your common stock. Finally, please explain to us why you exclude unvested options from the fair value of the derivative instruments.

Response: We respectfully note your comment and bring to your attention that there were two types of grants to non-employees on October 24, 2005, grants for services to be provided and a grant where services have already been provided.

On October 24, 2005 the Company granted 421,875 options to a consultant for a finder fee service that already had been provided. The Company followed the provisions of EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock to account for this grant. At that grant date the Company did not have enough authorized common stock shares to settle the award, therefore the award was treated as a liability. At December 31, 2005 a liability was booked with an offset to the Company’s Statement of Operations based on the fair value of the award using a Black-Scholes model. On March 16, 2006 the Company cured the liability by increasing its authorized common share amount and in addition cancelled and replaced the October 24, 2005 option grant giving the option holders the same rights as in the original grant. Since the liability was cured on March 16, 2006, the awards were classified as permanent equity. On March 16, 2006 we marked the options to market and reclassified the remaining liability to Additional Paid in Capital.

H. Christopher Owings, Esq.
August 18, 2006

On October 24, 2005 the Company also granted 843,750 options to two non-employees for services to be provided. The services are to be performed over a 36-month period. These awards were accounted for under the provisions of SFAS 123(R) and EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. The fair value of the award will be measured at the fair value of the options. We referred to EITF 96-18 to decide what the measurement date should be. Based on our review of the grants we concluded that the performance has not occurred as of the date of grant (there are no sufficiently large disincentives for nonperformance) and the performance was not complete. On each reporting date, the Company calculated the fair value of the options using a Black-Scholes model. The expense for each reporting period was calculated by multiplying the fair value for each reporting period by the number of options that vested during that period. These grants were initially treated as liability awards because the Company did not have enough authorized common stock shares to settle the award but became equity awards on March 16, 2006 when the Company increased its common stock authorization.

We have revised the statements of stockholders' equity (deficiency) to account for all of the changes in accounting treatment relating to the option grants and derivative instruments. We also updated all disclosures to fully describe each transaction and the accounting for it.

We booked a derivative liability for the amount of common stock shares issued plus vested options over the common stock authorized at December 31, 2005. We originally used the fair value of our common stock to account for the liability. After review we concluded that valuing the derivative using a Black-Scholes model would be more indicative of fair value since it was the options that created the liability, not the common stock. We booked the liability net of the derivative liability noted above for the option grant where service had already been provided at December 31, 2005. When the liability was cured on March 16, 2006 the Company reversed the liability through a charge to unrealized gain on derivative instruments in the Company’s Statement of Operations. We excluded the unvested options from our derivative liability at December 31, 2005 because we would not have the obligation to settle them if presented. We concluded that the liability should only be accounted for based on the liability that was incurred on the date of the balance sheet, which would be the vested options.

Net Loss Per Common Share, page F-9

13.
Comment: Please disclose the number of options and warrants excluded from the computation of diluted net loss per share that could potentially dilute basic net loss per share in the future. Refer to paragraph 40(c) of SFAS 128.

H. Christopher Owings, Esq.
August 18, 2006

Response: We respectfully note your comment and have disclosed the number of options and warrants excluded from computation of diluted net loss per share in the Net Loss Per Common Share disclosure under Note 2, Summary of Significant Accounting Policies.

Note 5: Related Party Transactions, page F-11

14.	Comment: Please disclose the amounts of consulting expense relating to services provided by Mage, LLC for each period presented.

Response: We respectfully note your comment and have disclosed the amounts of consulting expense relating to services provided by Mage, LLC for each period presented in Note 5, Related Party Transactions.

Note 8: Share Exchange Agreement, page F-12

15.
Comment: We note your response to comment 40 in our letter dated May 16, 2006. Please tell us the amount of proceeds allocated to the convertible debt, common stock and warrants issued in the two private placement transactions. Please also tell us the fair value of each of the securities on the issuance dates and how you determined their fair values. In addition, please also tell us the closing price of your common stock on March 20, 2006. Finally, please tell us in detail why the warrants are properly classified as equity given the liquidated damages payable pursuant to the registration obligations contained in the subscription agreements. Please refer to paragraph 16 of EITF 00-19.

Response: We respectfully note your comment and bring to your attention that there were two separate private placement offerings on March 20, 2006. First we sold 2,821,428 shares of common stock for $2,370,000 and the second was a conversion of a convertible debenture of $150,000 into 178,572 shares of common stock at a conversion price of $0.84. In addition for both transactions, the investors also received one warrant to purchase the Company’s common stock at $1 per share.

We reviewed the convertible debt on the date of issuance, November 2, 2005 and the closing date, March 20, 2006 to determine if there was a beneficial conversion following the guidance in EITF 00-27 and 98-5. We concluded that there was no beneficial conversion because the Company’s stock price on November 2, 2005 and March 20, 2006 was $0.80 and $0.84, respectively and the conversion price was $0.84 a share. At both dates there was no benefit to the investor upon conversion.

We noted upon review of the subscription agreement that it did contain a liquidated damages provision. This penalty creates a settlement alternative on the 3,000,000 warrants in net-cash which creates a derivative. On March 31, 2006 the Company calculated a derivative liability based on the fair value of the warrants using a Black-Scholes model with an offset to the unrealized loss on derivative instruments on the Company’s Statement of Operations.

H. Christopher Owings, Esq.
August 18, 2006

Form 10-QSB for the Fiscal Quarter Ended March 31, 2006

Controls and Procedures, page 26

16.
Comment: We note the disclosure that your chief executive officer concluded that your disclosure controls and procedures “needed improvement and were not adequately effective to ensure timely reporting with the Securities and Exchange Commission.” Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer on the effectiveness of your disclosure controls and procedures. If your disclosure controls and procedures are ineffective please state so. Please refer to Item 307 of Regulation S-B.

Response: We respectively note your comment and have revised the disclosure to describe the chief executive officer’s conclusions on the effectiveness of the Company’s disclosure controls and procedure.

17.
Comment: We note the disclosure that your chief executive officer is in the process of identifying the deficiencies and will be implementing corrective measures. It appears the same conditions are later described as material weaknesses. Please revise your disclosure to clarify whether the conditions are considered deficiencies or material weaknesses and the impact these conditions have on the conclusions reached by your chief executive officer on the effectiveness of your disclosure controls and procedures. In addition, please tell us who BHM refers to.

Response: We respectively note your comment and have revised the disclosure to indicate that the controls and procedures were not effective.

18.	Comment: Please revise your disclosure to discuss in greater detail the nature of the material weaknesses and the corrective measures that your chief executive officer will be implementing.

Response: We respectively note your comment and have revised the disclosure to indicate the remedial actions that the Company is taking.

Exhibit 31.1

19.
Comment: Please confirm that the inclusion of the title of your Chief Executive Officer and President in the introductory paragraph was not intended to limit the capacity in which such individual provided the certification. In the future, please eliminate the reference to an officer’s title in the introductory paragraph of the certification to conform to the format provided in Item 601(b)(31) of Regulation S-B.

Response: We respectfully note your comment and confirm that the introductory paragraph was not intended to limit the capacity in which such individual provided the certification. The Company has excluded a reference to the position(s) of certifying individual in the amended quarterly report and will continue to do so in future filings.

H. Christopher Owings, Esq.
August 18, 2006

Please do not hesitate to contact the undersigned or Anh Q. Tran, Esq. at (310) 552-5000 with any questions.

Sincerely,

/s/ Thomas J. Poletti

Thomas J. Poletti, Esq.

cc:	Mark Klein, Skins Inc. Scott M. Aderegg, SEC

LOGICOM, INC.
(A Development Stage Company)
Comment 5 - Appendix 1
BALANCE SHEET
(Unaudited)

March 20, 2006
ASSETS
Current assets
Cash	$2,324,940
Prepaid expense	1,091
Promissory notes receivable	150,000
Total current assets	2,476,031
Total assets	$2,476,031
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Convertible debenture	150,000
Total current liabilities	150,000

Stockholders' Equity
Common Stock	34,404
Additional paid in capital	2,419,593
Deficit accumulated in the development stage	(127,966)
Total stockholders' equity	2,326,031

Total Liabilities & Stockholders' Equity	$2,476,031

Skins Footwear
(A Development Stage Company)
Comment 5 - Appendix 2
(Unaudited)

Skin Footwear March 20, 2006
ASSETS
Current assets
Cash	$705
Prepaid expenses	34,833
Total current assets	35,538
Property and equipment, net (Note 3)	3,550
Patents, net (Note 4)	61,224
Total Assets	$100,312

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$457,608
Note Payable (Note 6)	150,000
Related party payable	79,701
Total current liabilities	687,309
Commitments and Contingencies (Note 7)

Stockholders' Equity
Additional paid in capital	247,306
Deficit accumulated in the development stage	(834,303)
Total stockholders' equity	(586,997)

Total Liabilities & Stockholders' Equity	$100,312

Skin Shoes, Inc.
Earnings Per Share Recalculation
Comment 7 -Appendix 3

As Part of the share exchange close on March 20, 2006, 1,404,000 common shares were held in escrow pending certain contingencies. As noted in Par. 10 of FAS128, contingently returnable shares are excluded from outstanding common shares. The computations below reflect the recapitalization of the Company retroactively. For each issuance the ratio of escrow shares was factored in using the total escrow shares of 1,404,000 divided by the total shares exchanged of 19,404,000, or approximately 7%.

Weighted Average Share re-calculation -12/31/04
# of shares	Cumulative	Escrowed Shares	Net of Escrow	Dates outstanding		# of days	% days Outstanding	Weighted Avg
954,513	954,513	69,065	885,448	6/1/04	7/2/04	31	14%	128,266
954,513	1,909,026	138,130	1,770,896	7/2/04	8/4/04	33	15%	273,082
1,909,026	3,818,053	276,260	3,541,793	8/4/04	8/10/04	6	3%	99,303
1,909,026	5,727,079	414,390	5,312,689	8/10/04	12/1/04	113	53%	2,805,299
8,338,483	14,065,562	1,017,731	13,047,831	12/1/04	12/30/04	29	14%	1,768,164
144,077	14,209,640	1,028,156	13,181,484	12/30/04	12/31/04	1	0%	61,596
3,818,053	18,027,692	1,304,416	16,723,277	12/31/04	1/1/05	1	0%	78,146
						214		5,213,856

Weighted Average Share re-calculation -3/31/05
# of shares	Cumulative	Escrowed Shares	Net of Escrow	Dates outstanding		# of days	% days Outstanding	Weighted Avg
18,027,692	18,027,692	1,304,416	16,723,277	1/1/05	3/31/05	89	100%	16,723,277
						89		16,723,277

Weighted Average Share re-calculation -6/30/05- Three and six months
# of shares	Cumulative	Escrowed Shares	Net of Escrow	Dates outstanding		# of days	% days Outstanding	Weighted Avg
18,027,692	18,027,692	1,304,416	16,723,277	1/1/05	6/30/05	180	100%	16,723,277
						180		16,723,277

Weighted Average Share re-calculation -12/31/05
# of shares	Cumulative	Escrowed Shares	Net of Escrow	Dates outstanding		# of days	% days Outstanding	Weighted Avg
18,027,692	18,027,692	1,304,416	16,723,277	1/1/05	10/20/05	292	80%	13,415,376
1,376,308	19,404,000	1,404,000	18,000,000	10/20/05	12/31/05	72	20%	3,560,440
						364		16,975,816

Weighted Average Share re-calculation -3/31/06
# of shares	Cumulative	Escrowed Shares	Net of Escrow	Dates outstanding		# of days	% days Outstanding	Weighted Avg
19,404,000	19,404,000	1,404,000	18,000,000	1/1/06	3/20/06	78	88%	15,775,281
15,000,006	34,404,006	1,404,000	33,000,006	3/20/06	3/31/06	11	12%	4,078,652
						89		19,853,933

Weighted Average Share re-calculation -6/30/06
# of shares	Cumulative	Escrowed Shares	Net of Escrow	Dates outstanding		# of days	% days Outstanding	Weighted Avg
34,404,006	34,404,006	1,404,000	33,000,006	4/1/06	4/3/06	2	2%	733,333
122,000	34,526,006	1,404,000	33,122,006	4/3/06	6/30/2006	88	98%	32,385,961
						90		33,119,294

Weighted Average Share re-calculation 1/1/06 - 6/30/06
# of shares	Cumulative	Escrowed Shares	Net of Escrow	Dates outstanding		# of days	% days Outstanding	Weighted Avg
19,404,000	19,404,000	1,404,000	18,000,000	1/1/06	3/20/06	78	43%	7,800,000
15,000,006	34,404,006	1,404,000	33,000,006	3/20/06	4/3/06	14	8%	2,566,667
122,000	34,526,006	1,404,000	33,122,006	4/3/06	6/30/06	88	49%	16,192,981
						180		26,559,648